UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							September 20, 2005


Via U.S. Mail
Peter A. Wuffli
Chief Executive Officer
UBS AG
Bahnhofstrasse 45
CH-8098
Zurich, Switzerland

RE:		UBS AG
      Form 20-F for the fiscal year ended December 31, 2004
		File No. 1-15060

Dear Mr. Wuffli:

      We have reviewed the above filing and have the following comment. We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

We note from publicly available sources that last year you were fined
$100 million by the U.S. Federal Reserve as a penalty for engaging in
USD banknote transactions with countries subject to sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, including Cuba, Iran and Libya. Please advise us whether you have engaged or currently engage, directly or indirectly, in other transactions, including financing or credit arrangements, in or with Cuba, Iran and/or Libya. If so, please briefly describe for us the nature of your operations and customer relationships in each country. Advise us whether your customers include or have included the governments of these countries, or enterprises controlled by the governments of these countries. In view of the fact that Cuba, Iran and Libya have been identified by the U.S. State Department as state sponsors of terrorism, and Cuba and Iran are subject to OFAC-administered economic sanctions, please advise us of the materiality of your contacts with these countries, and give us your view as to whether those contacts, individually or in the aggregate, constitute a material investment risk for your securityholders.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please understand that we may have additional comments after we review your response to our comment. Please contact Frank Green at
(202) 551-3522 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.




								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Todd Shiffman
		Assistant Director
		Division of Corporation Finance

Peter A. Wuffli
UBS AG
September 20, 2005
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